SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2001

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [X] Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

SIGNATURES

Contact:

		Investors:	Kerry K. Calaiaro

+1 212 837-0880

Email: calaiaro_ke@willis.com

News Release		Media:	Nicholas Jones

+1 44 20 7488-8190

Email: jonesnr@willis.com

Dan Prince

+1 212 837-0806

Email: prince_da@willis.com

WILLIS GROUP HOLDINGS REPORTS RECORD THIRD QUARTER OPERATING RESULTS

Operating highlights for the third quarter:

•	Revenues grew 11% to $325 million over last year; organic revenue growth 13%

•	Operating cash earnings increased to $25 million from $6 million a year ago

•	Operating cash earnings per share rose to $0.16 from $0.05 last year

•	Operating margin increased to 16% from 9% a year ago

•	EBITDA margin rose to 21% from 15% for the third quarter; nine months EBITDA margin was 24%, up from 18% last year

•	Controllable expenses were flat, year-over-year

London, U.K., October 30, 2001 - Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today reports strong revenue and operating earnings growth for the quarter and nine months ended September 30, 2001.

Total revenues for the quarter ended September 30, 2001 rose 11% to $325 million. Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 13%.

Operating cash earnings for the third quarter, or net income excluding goodwill amortization, a non-cash charge for performance-based stock options and non-recurring items, were $25 million, or $0.16 per diluted share, compared to $6 million, or $0.05 per share, in the corresponding period a year ago.

Operating margin, excluding the performance option charge and non-recurring items, in the third quarter increased to 16%, and EBITDA margin on this same basis rose to 21%, as strong revenue growth across all business lines outpaced modest expense growth. Reported general and administrative expenses rose 3%; this resulted from higher incentive-based compensation linked to revenue growth, while controllable expenses (general and administrative expenses less incentives) remained flat compared to last year.

Joe Plumeri, Chairman and Chief Executive Officer said, “The tragic events of September 11 touched every corner of our lives and industry. No matter the market or line, premium increases, reduced capacity, stricter underwriting standards and more, are the norm today and likely will be with us for the foreseeable future. The events accelerated the already hardening markets. Evidenced by our new business success, our strong relationships with key carriers and emphasis on client service positioned us, even before September 11, to fill a void in the broking sector.

The Willis model – to leverage the resources and skills of a global broker in a client-focused, creative, entrepreneurial way – is being validated in this challenging operating environment. Our role as client advocate is more valuable today, as we seek innovative ways to identify and mitigate risk through traditional coverage and expanding our alternative risk and capital markets capabilities – without underwriting or assuming risk ourselves.” Plumeri continued, “We are very focused, and intend to concentrate our energy on our core business – being the best broker for our clients in their time of need.”

Reported net loss for the quarter ended September 30, 2001 was $(81) million, or $(0.55) per diluted share, compared with a loss of $(8) million, or $(0.07), last year. Reported net loss included a non-cash charge for performance stock options and several non-recurring items.

The non-cash charge for performance stock options was $145 million ($121 million after tax). We previously announced that management could earn performance-based stock options if certain targets for 2001 and 2002 were exceeded. The Board now feels that it is probable that the targets will be exceeded and that performance stock options will be earned in full. The third-quarter charge represented approximately 62% of the ultimate charge, pro forma assuming an unchanged stock price; the remaining performance stock option charges will be calculated and recognized quarterly, through 2004.

During the third quarter, we completed the announced sale of Willis National, a non-core business, resulting in a gain on disposal of operations of $22 million ($16 million after tax). Also, tax expense was reduced by $8 million from tax credits arising from an internal restructuring; the underlying effective tax rate, excluding goodwill amortization, was 38% in the third quarter.

For the nine months ended September 30, 2001, total revenues were $1.0 billion, up 8% from a year ago. Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 12% in the first nine months of the year. Operating cash earnings for the first nine months were $98 million, or $0.69 per diluted share, compared with $36 million, or $0.30 per share, a year ago.

At September 30, 2001, total long-term debt was $836 million, down 33% from $1.2 billion, including preference shares, a year ago. In addition to using most of the proceeds from the June 12, 2001 initial public offering to repay all the $273 million preference shares outstanding, Willis has made substantial long-term debt repayments from its operating cash flow. Since September 30, 2000, the company has repurchased and cancelled approximately $99 million of

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outstanding 9% Senior Subordinated Notes and $40 million of term loans. The next mandatory debt payment is not due until November 2005.

Joe Plumeri commented, “I have been very comfortable with the debt level since I joined Willis a year ago. However, with the significant earnings and cash flow generated over the past year, reducing the debt made good financial sense. With freely available cash on hand of $61 million at quarter end and an unused $150 million line of credit, Willis continues to have tremendous financial flexibility.

Plumeri concluded, “In each quarter of 2001, Willis has shown noticeable year-over-year improvement in revenue growth, operating margin and earnings. We continue to enhance our sales culture and embed the Willis model across our global platform as we build a truly great company.”

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 associates serves over 50,000 clients in 160 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (symbol: WSH). Additional information on Willis may be found on its web site www.willis.com.

This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company’s financial results are contained in the Company’s filings with the Securities and Exchange Commission.

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WILLIS GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2000	2001	2000

Revenues:

Commissions and fees	$309	$275	$987	$907

Interest income	16	18	50	49

Total Revenues	325	293	1,037	956

Expenses:

General and administrative expenses (excluding non-cash compensation)	257	249	784	784

Non-cash compensation – performance options	145	—	145	—

Depreciation expense	8	9	25	28

Amortization of goodwill	9	9	26	26

Gain on disposal of operations	(22)	(1)	(22)	(1)

Restructuring costs	—	9	—	11

Total Expenses	397	275	958	848

Operating (Loss) Income	(72)	18	79	108

Interest Expense	21	23	63	67

(Loss) Income before Income Taxes, Equity in Net Income of Associates and Minority Interest	(93)	(5)	16	41

Income Tax Expense	(11)	(3)	36	28

(Loss) Income before Equity in Net Income of Associates and Minority Interest	(82)	(2)	(20)	13

Equity in Net Income of Associates	1	(1)	9	7

Minority Interest	—	(5)	(14)	(16)

Net (Loss) Income	$(81)	$(8)	$(25)	$4

Net (Loss) Income per Share

- Basic	$(0.55)	$(0.07)	$(0.19)	$0.03

- Diluted	$(0.55)	$(0.07)	$(0.19)	$0.03

Average Number of Shares Outstanding

- Basic	146	121	133	121

- Diluted	146	121	133	121

Operating Cash Earnings *	$25	$6	$98	$36

Operating Cash Earnings * per Diluted Share	$0.16	$0.05	$0.69	$0.30

Average Diluted Shares, operating basis	158	121	142	121

•	Operating Cash Earnings excludes: goodwill amortization, non-cash charge for performance options ($121 million after tax), gain on disposal of operations ($16 million after tax in 2001, and $1 million after tax in 2000), non-recurring tax credit ($8 million) arising from an internal restructuring, and restructuring costs in 2000 ($6 million after tax in the third quarter, and $7 million after tax for the nine months).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: October 30, 2001